                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                               AMENDMENT NUMBER 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                               FTP SOFTWARE, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           Massachusetts                                    04-2906463
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(STATE OF INCORPORATION OR ORGANIZATION)                  (I.R.S. EMPLOYER
                                                         IDENTIFICATION NO.)

                    100 Brickstone Square, Andover, MA 01810
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             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)  (ZIP CODE)

     If this Form relates to the        If this Form relates to the
     registration of a class of debt    registration of a class of debt
     securities and is effective        securities and is to become effective
     upon filing pursuant to General    simultaneously with the effectiveness
     Instruction A.(c)(1), please       of a concurrent registration
     check the following box. []        statement under the Securities Act of
                                        1933 pursuant to General Instruction
                                        A.(c)(2), please check the following
                                        box. []

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS TO BE SO             NAME OF EACH EXCHANGE ON WHICH EACH
      REGISTERED                               CLASS IS TO BE REGISTERED
-------------------------------          --------------------------------------

          None                                          None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     Junior Preferred Stock Purchase Rights
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                                (TITLE OF CLASS)



                               Page 1 of 6 Pages
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
          -------------------------------------------------------

     On December 1, 1995, the Board of Directors (the "Board") of FTP Software, Inc. (the "Company") declared a dividend of one purchase right (a "Right") for every outstanding share of the Company's common stock, $.01 par value (the "Common Stock"). The Rights will be distributed to holders of record of the Common Stock as of the close of business on December 8, 1995 (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of December 1, 1995, as amended by the Amendment to Rights Agreement dated as of November 7, 1996 (the "Rights Agreement"), between the Company and State Street Bank and Trust Company (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

     Each Right entitles the holder to purchase from the Company one-hundredth of a share of Junior Preferred Stock, $.01 par value, of the Company (the "Junior Preferred Stock"), at a price of $150 per one-hundredth of a share, subject to adjustment in certain events. The Rights will expire on December 1, 2005 (the "Expiration Date"), or upon the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

     No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the outstanding Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights will separate from the Common Stock on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date (the "Distribution Date") will occur on the earlier of (i) the tenth business day following the later of (A) the date of a public announcement that a person, together with its affiliates and associates, except as described below, has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (collectively, an "Acquiring Person"), except that the term "Acquiring Person" will not include Kopp Investment Advisors, Inc. ("Kopp") (but not any transferee of Kopp) so long as
(x) the shares of Common Stock beneficially owned by Kopp do not exceed 6,722,400 shares (subject to adjustment in the event of any stock dividend, stock split or combination of shares, recapitalization, repurchase of shares by the Company or any other change in the Company's capital stock which in the determination of the Board in its sole discretion requires an adjustment to such number to maintain it at less than 20% of the Company's outstanding shares) and
(y) Kopp has not filed a Schedule 13D or Schedule 13G under the Securities


                               Page 2 of 6 Pages
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Exchange Act of 1934 that expresses any intention or reservation of the right to control or influence the management or policies of the Company or to engage in any of the actions specified in Item 4 of such Schedule 13D (other than the disposition of Common Stock) or (B) the date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person, together with its affiliates and associates, owning 15% or more of the outstanding Common Stock. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights. The Board may delay the distribution of the Certificates.

     If, at any time after December 1, 1995, any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, if the Company were acquired in a merger or other business combination, or if more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 1, 1995 (as the same may be adjusted, the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or of any subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

     The exercise price of the Rights, and the number of one-hundredths of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant



                               Page 3 of 6 Pages
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to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or certain convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

     At any time prior to the close of business on December 1, 2005 or the earlier redemption of the Rights (the "Expiration Date"), the Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right, subject to adjustment in certain events (as the same may be adjusted, the "Redemption Price"). Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates or their transferees).

     The form of Rights Agreement dated as of December 1, 1995 between the Company and State Street Bank and Trust Company, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is incorporated herein by reference as an exhibit. The form of Amendment to Rights Agreement dated as of November 7, 1996 between the Company and State Street Bank and Trust Company, as Rights Agent, is incorporated herein by reference as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.



                               Page 4 of 6 Pages
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ITEM 2.   EXHIBITS.
          --------

  1. * Rights Agreement dated as of December 1, 1995 ("Rights Agreement") between the Company and State Street Bank and Trust Company, as Rights Agent.

  2. * Form of Certificate of Designation with respect to the Junior Preferred Stock, par value $.01 per share, of the Company (attached as Exhibit A to the Rights Agreement).

  3. * Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

  4.   *  Summary of Rights (attached as Exhibit C to the Rights Agreement).

  5. + Amendment to Rights Agreement dated as of November 7, 1996 between the Company and State Street Bank and Trust Company, as Rights Agent.

________________

  * Incorporated herein by reference to the Company's Registration Statement on Form 8-A previously filed with the Commission on December 12, 1995.

  + Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, previously filed with the Commission on November 14, 1996.



                               Page 5 of 6 Pages
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                                   SIGNATURE


  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        FTP SOFTWARE, INC.



Date:  November 15, 1996                By:  /s/  DOUGLAS F. FLOOD
                                             ------------------------
                                             Douglas F. Flood
                                             Senior Vice President